Exhibit 2.3

FIRST ORIGINAL

MEMORANDUM OF AGREEMENT	Norwegian Shipbrokers' Association's Memorandum of Agreement for sale and purchase of ships. Adopted by The Baltic and International Maritime Council (BIMCO) in 1956.
Code name
Dated:	SALEFORM 1993
Received 1966, 1983 and 1986/87.

                               hereinafter called the Sellers, have agreed to sell, and DIRECT OR INDIRECT SUBSIDIARY OF GENERAL MARITIME CORPORATION (A                    CORPORATION) TO BE NAMED hereinafter called the Buyers, have agreed to buy

Name:

Classification Society/Class:

Built:	By:
Flag:	Place of Registration:
Call Sign:	Grt/Nrt:
Register Number:
hereinafter called the Vessel, on the following terms and conditions:

Definitions

        "Banking days" are days on which banks are open both in the country of the currency stipulated for the Purchase Price in Clause 1 and in the place of closing stipulated in Clause 8.

        "In writing" or "written" means a letter handed over from the Sellers to the Buyers or vice versa, a registered letter, telex, telefax or other modern form of written communication.

        "Classification Society" or "Class" means the Society referred to in line 4.

1.
Purchase Price

2.
Deposit

  As security for the correct fulfillment of this Agreement the Buyers shall pay a deposit of 10% (ten per cent) of the Purchase Price within 3 New York                         banking days after Buyers have lifted their subjects as per Clause 1 of Master Agreement, dated 23rd January 2003 as attached hereto. This deposit shall be placed with JPMorgan, 125 London Wall, London, EC2Y 5AG Tel: 020 7777 2000 and held by them in a joint account for the Sellers or their nominee and the Buyers or their nominee, to be released in accordance with joint written instructions of the Sellers and the Buyers. Interest, if any, to be credited to the Buyers. Any fee charged for holding the said deposit shall be borne equally by the Sellers and the Buyers.

3.
Payment

  The said Purchase Price shall be paid in full free of bank charges to JPMorgan, 125 London Wall, London, EC2Y 5AG Tel: 020 7777 2000 on delivery of the Vessel, but not later than 3 banking days after the Vessel is in every respect physically ready for delivery and Notice of Readiness has been given. The day on which the Notice of Readiness is given shall not be included for the purpose of counting the number of days in the preceding sentence.

4.
Inspections

  The Buyers have waived their right to inspect the Vessel and accepted the Vessel. The Buyers have inspected the Class Records and accepted the Class Records and the sale is outright and definite with delivery 'as is', subject only to the terms and conditions of this Agreement and the Master Agreement.

5.
Notices, time and place of delivery

a)
The Sellers shall keep the Buyers well informed of the Vessel's itinerary and shall provide the Buyers with 15,10,5    , and 3       days notice of the estimated time of arrival at the intended place of delivery, also refer Clause 2 of master terms as attached hereto in Addendum A. When the Vessel is at the place of delivery and in every respect physically ready for delivery in accordance with this Agreement, the Sellers shall give the Buyers a written Notice of Readiness for delivery.

b)
The Vessel shall be delivered and taken over safely afloat at a safe and accessible (except crew via permissions) berth or anchorage in Sellers' option at one safe port worldwide at any time in Sellers' option but subject to the provisions of Clause 3 of the Memorandum of Agreement from 1st March 2003 to 30th April 2003 which shall be the cancelling date.

    in the Sellers' option.

    (see Clauses 5 c), 6 b) (iii) and 14):

  c)
  If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the Vessel will not be ready for delivery by the cancelling date they may notify the Buyers or their brokers in writing stating the date when they anticipate that the Vessel will be ready for delivery and propose a new cancelling date. Upon receipt of such notification the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 14 within 4 running days of receipt of the notice or of accepting the new date as the new cancelling date. If the Buyers have not declared their option within 4 running days of receipt of the Sellers' notification or if the Buyers accept the new date, the date proposed in the Sellers' notification shall be deemed to be the new cancelling date and shall be substituted for the cancelling date stipulated in sub-Clause b) hereof.

    If this Agreement is maintained with the new cancelling date all other terms and conditions hereof including those but excluding the requirement to give advance advice to Buyers of the expected readiness of the vessel contained in Clauses 5 a) and 5 c) shall remain unaltered and in full force and effect.

    The Sellers to keep the Buyers informed about the itinerary of the vessel.

  d)
  Should the Vessel become an actual, constructive or compromised total loss before delivery the deposit together with interest earned shall be released immediately to the Buyers whereafter this Agreement shall be null and void.

  e)
  Notwithstanding anything contrary to this Agreement, the sale is subject to the master terms as attached in Addendum A.

6.
Drydocking/Divers Inspection

a)
The Sellers are not required to drydock the Vessel. Sellers shall give Buyers 4 days notice of the intended place where the vessel will be available for underwater inspection.

    The Buyers shall have the right at their expense to arrange for an underwater inspection by a diver approved by the Classification Society prior to the delivery of the Vessel. In the event that the Buyers failed to declare their right of underwater inspection as hereinabove mentioned or non-attendance of their nominated divers within 24 (twenty four) hours after the vessel is ready in all respects for said underwater inspection, the Buyers shall be deemed to have waived such underwater inspection and the Sellers may tender Notice of Readiness in accordance with the provisions of this Agreement.

    The Sellers shall at their cost make the Vessel available for such underwater inspection. The extent of the underwater inspection shall be in accordance with the Classification Society practices. If the conditions at the port of delivery are unsuitable for such underwater inspection, to be decided by Class, the Sellers shall make the vessel available at a suitable alternative place near to the delivery port. If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel's Classification Society, the Sellers are to pay for the cost of the underwater inspection and the Classification Society attendance, otherwise the Buyers are to pay for the cost of the underwater inspection and the Classification Society attendance.

    If damage affecting Classification Society is found but Classification Society do not require same to be until the next scheduled drydocking, the Buyers shall have to take delivery of the Vessel with such damage unrepaired. The Sellers shall pay the Buyers the direct cost of repairs required to repair said damage affecting Classification Society to the satisfaction of the Classification Society without condition/recommendation excluding tank cleaning, desluging, drydocking and general services expenses. The Buyers and the Sellers shall each approach a major shipyard in Portugal or France promptly to determine the direct cost of repairs based upon the repairs being carried out in Portugal or France excluding the costs of tank cleaning, deslugding, drydocking and general services expenses as mentioned above. The direct cost shall be based upon the arithmetic average of the quotations from the above (2) major shipyards and the amount to be paid shall be final and binding. The Sellers shall pay the Buyers as soon as possible but within 5 (five) running days after delivery of the Vessel.

    If damage affecting Classification Society is found and Classification Society require same to be repaired immediately, then the Sellers shall drydock the Vessel and repair such damage to the satisfaction of the Classification Society without condition/recommendation at their cost and time in accordance with Clause 6 of this Agreement. During such drydocking, the Buyers have the right to have 2 (two) representatives attend at the Buyers sole risk and expenses and to paint the Vessel's bottom and to carry out other minor works, subject to the Sellers' approval which is not to be unreasonably withheld, without interference to the Sellers' repair works but always excluding hot works, in drydock, against the Buyers signing the Sellers' usual Letter of Indemnity and provided such attendance and painting does not interefere with the Sellers' work. If the Sellers' work is completed whilst the Buyers' painting work is still in progress then delivery shall be in drydock.

    If the vessel is required to be drydocked in accordance with the provisions hereof, notwithstanding Clause 5 hereof, the Vessel shall be delivered at the port of the dockyard and the canceling date as per Clause 5 hereof shall be automatically extended to cover all the time for positioning to, waiting for, any carrying out the drydock and the repairs required by Classification Society but limited to a maximum of 30 (thirty) running days. The contents of clause 5c) will apply in that instance as well.

  c)
  If the Vessel is drydocked pursuant to Clause 6 b) above

    (i)    the Classification Society may require survey of the tailshaft system, the extent of the survey being to the satisfaction of the Classification surveyor. If such survey is not required by the Classification Society, the Buyers shall have the right to require the tailshaft to be drawn and surveyed by the Classification Society, the extent of the survey being in accordance with the Classification Society's rules for tailshaft survey and consistent with the current stage of the Vessel's survey cycle. The Buyers shall declare whether they require the tailshaft to be drawn and surveyed not later than by the completion of the inspection by the Classification Society. The drawing and refitting of the tailshaft shall be arranged by the Sellers. Should any parts of the tailshaft system be condemned or found defective so as to affect the Vessel's class, those parts shall be renewed or made good at the Sellers' expense to the satisfaction of the Classification Society without condition/recommendation*.

    (ii)    the expenses relating to the survey of the tailshaft system shall be borne by the Buyers unless the Classification Society requires such survey to be carried out, in which case the Sellers shall pay these expenses. The Sellers shall also pay the expenses if the Buyers require the survey and parts of the system are condemned or found defective or broken so as to affect the Vessel's class*.

    (iii)    the expenses in connection with putting the Vessel in and taking her out of drydock, including the drydock dues and the Classification Society's fees shall be paid by the Sellers if the Classification Society issues any condition/recommendation* as a result of the survey or if it requires survey of the tailshaft system. In all other cases the Buyers shall pay the aforesaid expenses, dues and fees.

    (iv)    the Buyers' representative shall have the right to be present in the drydock, but without interfering with the work or decisions of the Classification surveyor.

    (v)    the Buyers shall have the right to have the underwater parts of the Vessel cleaned and painted at their risk and expense without interfering with the Sellers' or the Classification surveyor's work, if any, and without affecting the Vessel's timely delivery. If, however, the Buyers' work in drydock is still in progress when the Sellers have completed the work which the Sellers are required to do, the additional docking time needed to complete the Buyers' work shall be for the Buyers' risk and expense. In the event that the Buyers' work requires such additional time, the Sellers may upon completion of the Sellers' work tender Notice of Readiness for delivery whilst the Vessel is still in drydock and the Buyers shall be obliged to take delivery in accordance with Clause 3, whether the Vessel is in drydock or not and irrespective of Clause 5 b).

  *
  Notes, if any, in the surveyor's report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.

    If Sellers' works are completed before Buyers' work (if any), and if Buyers' work will be completed before the expiration of the three (3) days notice of readiness, the Seller will shift the Vessel out of drydock to a place of delivery before the expiration of the three (3) day period.

    If the Buyers accept delivery of the Vessel in drydock, the Sellers shall deliver to the Buyers at the time of closing evidence that the Sellers have satisfied their financial obligations to the drydock, shipyard or other similar facility, and to any subcontractors, and that such drydock, shipyard or other similar facility and subcontractors waive any and all right to detain, arrest or attach the Vessel for any financial obligation of the Sellers to such drydock, shipyard or other similar facility and subcontractors, including but not limited to tugboats engaged to assist the Vessel to depart from the drydock or shipyard or other similar facility.

7.
Spares/bunkers, etc.

  The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board and on shore. All spare parts and spare equipment including spare tail-end shaft(s) and/or spare propeller(s)/propeller blade(s), if any, belonging to the Vessel at the time of inspection used or unused, whether on board or not shall become the Buyers' property, but spares on order are to be excluded. Forwarding charges, if any, shall be for the Buyers' account. The Sellers are not required to replace spare parts including spare tail-end shaft(s) and spare propeller(s)/propeller blade(s) which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers. The radio installation and navigational equipment shall be included in the sale without extra payment if they are the property of the Sellers. Unused stores shall be included in the sale and be taken over by the Buyers without extra payment. Provisions and bonds are property of crew and are to be taken over and paid for by the Buyers at a price to be agreed with vessel's Master and/or Chief Steward as representative of crew but if Buyers do not wish to take over and pay for such provisions and bonds then it shall be at Master's discretion to remove same or leave on board free of charge to Buyers.

  The Sellers have the right to take ashore crockery, plates, cutlery, linen and other articles bearing the Sellers' flag or name, provided they replace same with similar unmarked items. Library, forms, etc., exclusively for use in the Sellers' vessel(s), shall be excluded without compensation. Captain's, Officers' and Crew's personal belongings including the slop chest are to be excluded from the sale, as well as the following additional items (including items on hire): All items on hire such as but not limited to the Unitor gas bottles and Videotel Library together with officers'/master's/crew's personal effects are excluded.

  The Buyers shall take over the remaining bunkers and unused lubricating oils in storage tanks and sealed drums and pay the Sellers' net invoiced price (at port of last supply prior to delivery), against supporting invoices (excluding barging expenses).

  Payment under this Clause shall be made at the same time and place and in the same currency as the Purchase Price. If the Vessel will be delivered at a port or place or berth where bunkers and lubricants are not available, the Vessel will be delivered with a sufficient quantity of bunkers and lubricants to sail to the nearest bunkering port.

8.
Documentation

  The place of closing: London or Greece or New York (to be mutually agreed)

  In exchange for payment of the Purchase Price the Sellers shall furnish the Buyers with delivery documents, as described in the attached Addendum A to the Master Agreement, dated 23rd January 2003:

  At the time of delivery the Sellers shall hand to the Buyers the classification certificate(s) as well as all plans etc., which are on board the Vessel. Other certificates which are on board the Vessel shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the Buyers to have the right to take copies. Other technical documentation which may be in the Sellers' possession shall be promptly forwarded to the Buyers at their expense, if they so request. The Sellers may keep the Vessel's log books but the Buyers to have the right to take copies of same at their expense.

9.
Encumbrances

  The Sellers warrant that the Vessel, at the time of delivery, is free from all charters, encumbrances, mortgages and maritime liens or any other debts whatsoever. The Sellers hereby undertake to indemnify the Buyers against all consequences of claims made against the Vessel which have been incurred prior to the time of delivery.

10.
Taxes, etc.

  Any taxes, fees and expenses in connection with the purchase and registration under the Buyers' flag shall be for the Buyers' account, whereas similar charges in connection with the closing of the Sellers' register shall be for the Sellers' account.

11.
Condition on delivery

  The Vessel with everything belonging to her shall be at the Sellers' risk and expense until she is delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be delivered and taken over on as is basis. National/International trading certificates (namely safety construction, safety radio, safety equipment, loadline) valid at time of delivery. CSM up to date but extension acceptable. At the time of delivery, the Vessel will be delivered in Class without recommendations affecting Class.

12.
Name/markings

  Upon delivery the Buyers undertake to change the name of the Vessel and alter funnel markings.

13.
Buyers' default

  Should the deposit not be paid in accordance with Clause 2, the Sellers have the right to cancel this Agreement, and they shall be entitled to claim compensation for their losses and for all expenses incurred together with interest at 10 percent per annum.

  Should the Purchase Price not be paid in accordance with Clause 3, the Sellers have the right to cancel the Agreement, in which case the deposit together with interest earned shall be released to the Sellers. If the deposit does not cover their loss, the Sellers shall be entitled to claim further compensation for their losses and for all expenses incurred together with interest at 10 percent per annum.

14.
Seller's default

  Should the Sellers fail to give Notice of Readiness in accordance with Clause 5 a) or fail to be ready to validly complete a legal transfer by the date stipulated in Clause 5b) the Buyers shall have the option of cancelling this Agreement provided always that the Sellers shall be granted a maximum of 3 banking days after Notice of Readiness has been given to make arrangements for the documentation set out in Clause 8. If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again in every respect by the date stipulated in Clause 5b) the Buyers shall retain their option to cancel. In the event that the Buyers elect to cancel this Agreement the deposit together with interest earned shall be released to them immediately. Should the Sellers fail to give Notice of Readiness by the date stipulated in Clause 5b) or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their loss and for all expenses together with interest if their failure is due to proven negligence and the Buyers cancel this Agreement.

15.
Buyers' representatives

  After this Agreement has been signed by both parties and the deposit has been lodged, the Buyers have the right to place two representatives on board the Vessel at their sole risk and expense. These representatives are on board for the purpose of familiarisation and in the capacity of observers only, and they shall not interfere in any respect with the operation of the Vessel. The Buyers' representatives shall sign the Sellers' letter of indemnity prior to their embarkation.

16.
Arbitration

a)
*  This agreement shall be governed by and construed in accordance with English law and any dispute arising out of this Agreement shall be referred to arbitration in London in accordance with the Arbitration Acts 1996 or any statutory modification or re-enactment thereof for the time being in force, one arbitrator being appointed by each party. On the receipt by one party of the nomination in writing of the other party's arbitrator, that party shall appoint their arbitrator within fourteen days, failing which the decision of the single arbitrator appointed shall apply. If two arbitrators properly appointed shall not agree they shall appoint an umpire whose decision shall be final.

17.
Vessel to be delivered with slops remaining on board (if any but slops have to be in slop tanks) and with all cargo tanks (including slop tanks) inerted without cleaning and gas freeing. Vessel to be delivered cargo free.

18.
This Agreement is to be kept strictly private and confidential.

  Attached hereto is Addendum A (Master Agreement dated 23rd January 2003) which is to form an integral part of this Memorandum of Agreement.

19.
The vessel is subject to a Charter Party to Shell for 12 months as described in the Master Agreement Clause 6.
For the Sellers:	For the Buyers:
[Signature]	[Signature]

  This document is a computer generated copy of "SALEFORM 1993", printed by authority of the Norwegian Shipbrokers' Association, using software which is the copyright of Strategic Software Ltd. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the preprinted text of this document, the original document shall apply. The Norwegian Shipbrokers' Association and Strategic Software Ltd. assume no responsibility for any loss or damage caused as a result of discrepancies between the original approved document and this document.